Exhibit 99.88

Mercer Park Brand Acquisition Corp.

Glass House Group

January 25, 2021

VIA ELECTRONIC MAIL

Glass Investments Projects, Inc.

2776-64th Street

Delta, BC

4V4L2N7, Canada

Attn: Jeanette Lombardo, CEO

Re:	Letter of Intent Regarding the Acquisition of Rights or Assets under an Option Agreement for certain Agricultural Real Property in Camarillo, CA to be Operated as a Commercial Cannabis Business

Dear Ms. Lombardo,

This letter (this “Letter of Intent”) summarizes the proposal discussed by Glass Investments Projects, Inc., a Delaware corporation (“Glass Investments Projects”), GH Group, Inc., a Delaware corporation (“Glass House”), and Mercer Park Brand Acquisition Corp, a British Columbia corporation, or its designee(s) (“Mercer Park”, together with Glass House, the “Glass House/Mercer Park Entities”), for the purchase of certain agricultural assets described below to be operated as a commercial cannabis business, and will serve as the basis for Definitive Agreements (as hereinafter defined) which will supersede and replace this Letter of Intent. Glass Investments Projects and the Glass House/Mercer Park Entities are sometimes hereinafter individually referred to as a “Party” and collectively as the “Parties.”

For purposes of this Letter of Intent, reference is hereby made to that certain Option Agreement (California Option Assets) dated as of December 28, 2018, entered into by and among CEFF Camarillo Property, LLC, a Delaware limited liability company (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC, a Delaware limited liability company (“CEFF Parent”, together with CEFF Camarillo Propco, the “CEFF Parties”), and Glass Investments Projects, as amended by that certain First Amendment to Option Agreement (California Option Assets) dated as of March 23, 2020, entered into by and among CEFF Camarillo Propco, CEFF Parent and Glass Investments Projects (collectively, the “Option Agreement). Capitalized terms not defined herein shall have the meanings ascribed in the Option Agreement.

Except as otherwise set forth in this Letter of Intent, the Proposed Transactions (as hereinafter defined) are an expression of intent only, do not express the complete agreement of the Parties, are not meant to be binding on the Parties now or at any point in time in the future, and are meant to be used as a negotiation aid. Accordingly, except as otherwise provided in the Sections below entitled “Confidentiality,” “Exclusivity,” “Waiver,” “Expenses,” “Governing Law,” “Legal Effect,” and “Miscellaneous”, the Parties will not be bound until they enter into the Definitive Agreements.

January 25, 2021

Page Two

Upon the full execution and delivery of this Letter of Intent, the Glass House/Mercer Park Entities will, as soon as practicable, commence their detailed due diligence investigation and propose to Glass Investments Projects a structure for the Proposed Transactions (as hereinafter defined) that is as tax-efficient and legally protective of the Parties as possible. Glass Investments Projects will use commercially reasonable efforts to consummate the Proposed Transactions and remove any contingencies as soon as practicable, but in no event later than as required under the Option Agreement.

Terms of the Proposed Transactions:	It is proposed that the Proposed Transactions include the following material terms and conditions:
The Glass House/Mercer Park Entities, or their designee, will purchase the rights under the Option Agreement or all of the California assets (“the “Assets”) available under the Option Agreement (the “Proposed Transactions”).

The Assets shall be delivered at closing free and clear- of any liens, leases, entitlement deficiencies or other encumbrances except for certain permitted encumbrances as mutually agreed by the Parties. For the sake of further clarity, the Assets shall be delivered at closing fully entitled for cultivation, processing and storage of commercial cannabis (“Cannabis Use”) with a mutually acceptable amount of permitted greenhouse cultivation space, unless otherwise waived or modified by the Glass House/Mercer Park Entities.

Glass Investments Projects will indemnify the Glass House/Mercer Park Entities and assume all costs associated with correcting any and all regulatory and entitlement deficiencies associated with the existing improvements and structures located at the Facility (as hereinafter defined) for the specific purpose of obtaining all required state and local licenses, permits and regulatory approvals to conduct commercial cannabis activity at the Facility. The indemnity obligations of Glass Investments Projects will be (a) for non-operationally focused expenses, (b) subject to a mutually agreed upon cap to be determined after the Glass House/Mercer Park Entities complete their due diligence investigation, and (c) offset against the Closing Consideration payable to the GIPI Designee (as hereinafter defined).

January 25, 2021

Page Three

During the period in which the Facility is modified and repurposed for Cannabis Use, Glass Investments Projects or its designee (“Successor Tenant”) will lease any unused greenhouse cultivation space located at the Facility (the “Leased Premises”) pursuant to an arm’s length, term agricultural lease (the “Agricultural Lease”) for any then-existing tomato and cucumber farming and all ancillary uses. The total rent under such Agricultural Lease will be $1.00 per square meter per month. The Glass House/Mercer Park Entities, or their designee, as landlord (“Landlord”), will have the right to terminate any portion of the Leased Premises subject to the Agricultural Lease upon delivery of 60 days’ advance written notice to Successor Tenant; upon expiration of such notice period, Successor Tenant will promptly vacate, peacefully yield possession and harvest/remove all growing crops from the portion of the Leased Premises to be returned to Landlord. At such time, Landlord will reduce the total rent for the Leased Premises pro rata based on the square meters of the Leased Premises returned to Landlord. The entry into the Agricultural Lease shall be a condition to closing of the Proposed Transactions.

The purchase price payable by the Glass House/Mercer Park Entities for the Assets will be One Hundred and Thirty Million and 00/100 Dollars ($130,000,000.00) (the “Purchase Price”)[1]. To the extent that there are Purchase Price amounts remaining after the purchase of the Assets and the payment of the Value Destruction Payment (which for the sake of clarity will not be payable if the Utah Option is exercised and therefore such amount will reduce the Purchase Price), any excess cash shall be used for working capital to fund the operations of the cannabis business, as mutually agreed by the Parties. To the extent Glass Investments Projects desires to cause its affiliate to exercise the Utah Option, the Glass House/Mercer Park Entities shall fully cooperate; provided, however, that any net savings or other financial benefit to be achieved by exercising the rights under the Option Agreement and the Utah Option Agreement (concurrently or otherwise) shall be shared pro rata between the Parties based on relative values of the Assets and the Utah Assets.

Mercer Park will commit and fund up to Forty Million and 00/100 Dollars ($40,000,000.00) for capital expenditures (the “CapEx Commitment”) required to further develop or repurpose the Assets for commercial cannabis operations (the “Facility”). To the extent that the cost of the capital expenditures is less than the CapEx Commitment, such remaining funds shall be used as working capital to fund the operations of the cannabis business, as mutually agreed by the Parties.

1 Purchase Price based on the exercise of the Option on or before January 31, 2021. A higher capital multiplier will apply if the Option is exercised after January 31, 2021.

January 25, 2021

Page Four

Upon closing of the transactions under the Definitive Agreements, Mercer Park will issue Ten Million (10,000,000) shares (the “Closing Shares”) of its publicly traded stock to Glass Investments Projects, or its designee (as appropriate based on the structure of the Proposed Transactions) (the “GIPI Designee”) at a share price equal to Ten Dollars ($10) per share (pricing also subject to applicable securities laws and stock exchange rules), for total consideration of One Hundred Million and 00/100 Dollars ($100,000,000.00) (the “Closing Consideration”)[2]. The GIPI Designee will enter into customary lockup agreements restricting the sale of 50% of the Closing Shares for six (6) months following closing and the remaining 50% for twelve (12) months following closing. .[3]

In addition to the Closing Consideration, the GIPI Designee will be eligible to receive up to an additional Seventy-Five Million and 00/100 Dollars ($75,000,000.00) payable in publicly traded stock of Mercer Park (the “Earnout Shares”) over a period of twelve (12) consecutive months commencing July 1, 2023 and ending June 30, 2024 (the “Earnout Period”), unless the Parties mutually agree in their sole discretion to extend the Earnout Period. The vesting of the Earnout Shares will be based on the following formula as more particularly set forth on Exhibit A attached hereto:

Earnout Shares Value = 3.5 x Adjusted EBITDA – Purchase Price – Facility-related capital expenditures as of June 30, 2024 – Closing Consideration.

The formula shall be subject to each of the following: (i) a U.S. GAAP-compliant standardization or quality of earnings definition of “Adjusted EBITDA” which shall take into account, among other-things, market-based pricing for any transfers of cannabis products to affiliates of the Glass House/Mercer Park Entities; (ii) a cap of $75,000,000.00 of total Earnout Shares Value; and (iii) a floor if Adjusted EBITDA is less than $77,000,000.00, such that no Earnout Shares shall be payable to the GIPI Designee.

The Earnout Shares, once vested, will be issued based on the volume weighted average price per share of Mercer Park for twenty (20) consecutive trading days prior to September 30, 2024 (pricing also subject to applicable securities laws and stock exchange rules). Further, the Earnout Shares will be subject to the same lockup restrictions applicable to the Closing Shares.

2 Parties to further discuss tax structuring strategies to enable the GIPI Designee to receive the most efficient U.S. income tax treatment. Mercer Park will provide a post-closing pro-forma capitalization table to Glass Investments Projects for this purpose.

January 25, 2021

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As additional consideration, for those certain legacy key employees and contractors associated with the Facility who will continue to perform services for the Mercer Park/Glass House Entities on a post-closing basis (as mutually agreed by the Parties), such persons will be eligible to participate in Glass House’s equity incentive plan, pursuant to the incentive plan general terms and conditions applicable to all other employees or contractors of Glass House.

Glass Investments Projects will cause Cornelius (Casey) Houweling (“Houweling”) to enter into an Employment Agreement with such title as is mutually agreed by the Parties, and report directly to the President, Chief Executive Officer or such other designees of the Glass House/Mercer Park Entities’ board(s). At all times, the board(s) shall hold final decision-making authority with respect to the Assets and the Facility.[4] If Houweling is unable to be onsite on a full time basis, he may enter into a Consulting Agreement with comparable responsibilities to those contemplated under an Employment Agreement. Either form of agreement shall contain terms to be mutually agreed upon, including specific responsibilities and work functions, which may be amended from time to time. Except for Houweling’s ownership and management of Propagation Services Canada, Houweling also will be bound by customary non-compete provisions (excluding future passive ownership of less than 5.0% on a fully-diluted basis of public companies).

Deposit:	No later than the expiration of the Exclusivity Period (as hereinafter defined), Mercer Park, Glass House or their designee, will deposit with an escrow agent an earnest money deposit in an amount to be mutually agreed by Glass Investments Projects, the Glass House/Mercer Park Entities, and CEFF Camarillo Propco, in immediately available funds (the “Deposit”), subject to entering into the Definitive Agreements, and recognizing that the deposit required under the Option Agreement, as may be further amended, will be funded in part by the Deposit pursuant to the terms of the Definitive Agreements and will be refundable in whole or part pursuant to the terms of the Definitive Agreements, including without limitation, if the required Ventura County cannabis permits for the Facility are not obtained by the Outside Date. The Deposit will be fully applied against the Purchase Price if the closing occurs under the Definitive Agreements. Notwithstanding the foregoing, if the closing does not occur for any reason other than due to the fault or willful acts of the Glass House/Mercer Park Entities, the Deposit will be fully refundable to the Glass House/Mercer Park Entities. For the sake of clarity, any amendments to the Option Agreement required to effectuate the purposes of this paragraph, will be negotiated with CEFF Camarillo Propco jointly by Glass Investments Projects and the Glass House/Mercer Park Entities.[5]

5 This paragraph remains subject to revision after the Parties discuss further with the CEFF Parties and to the terms of the Option Agreement.

January 25, 2021

Page Six

Definitive Agreements:	The Glass House/Mercer Park Entities will prepare initial drafts of the definitive agreements for the Proposed Transactions (including, without limitation, an escrow agreement for the Deposit, a purchase and sale agreement for the Assets, the Agricultural Lease, and any ancillary agreements related thereto) (collectively, the “Definitive Agreements”) for review and approval by Glass Investments Projects. The Parties will expeditiously negotiate the Definitive Agreements in good faith and seek to execute mutually approved final versions as soon as practicable after completion of required due diligence investigations.

The Definitive Agreements will contain representations, warranties, limitations of liability, pre-closing covenants, closing conditions and post-closing covenants reasonable and customary for commercial real estate transactions of this type, with more limited representations and warranties regarding current operations, condition of assets and the status of any contracts or other agreements in connection with the Assets.

Additionally, the Definitive Documents will include as an additional condition to closing of the Proposed Transactions that the entities which owned or controlled the Assets immediately prior to the closing of the Proposed Transactions must be audited for the three (3) fiscal years immediately preceding the closing date of the Proposed Transactions.

Property Access:	During the due diligence process, to the extent set forth in the Option Agreement, upon request, CEFF Camarillo Propco, Houweling Nurseries Oxnard, Inc., Glass Investments Projects and their affiliates will grant prompt and reasonable access to the Assets to the Glass House/Mercer Park Entities, their respective representatives, advisors, investors and potential investors, designated state and local officials, and other designated agents. Such parties also will provide the Glass House/Mercer Park Entities, their respective representatives, advisors, investors, potential investors, and other designated agents reasonable access to key employees, books, records, and other requested information and documentation relating to the Assets and the Equity.

January 25, 2021

Page Seven

Confidentiality:	In the absence of a termination or expiration in accordance with its express provisions, each of Glass Investments Projects, Glass House and Mercer Park remain bound by the Mutual Non-Disclosure Agreement, executed by them in January 2021, among Glass Investments Projects, Glass House and Mercer Park with respect to confidentiality, non-disclosure, non-solicitation, etc. (the “Confidentiality Agreement”). Glass Investments Projects will cause Houweling who is not a party to the Confidentiality Agreement agree to be bound by the Confidentiality Agreement as if he executed it. In addition, each of the Parties will (and in the case of Houweling, Glass Investments Projects will cause Houweling to) keep the existence and contents of this Letter of Intent strictly confidential except for disclosures required to be made to each respective party’s professional advisors, officers, shareholders, directors, and other representatives, or required disclosures pursuant to applicable stock exchange or regulatory requirements.

Exclusivity:	The Parties will each be devoting a significant amount of time, effort, and expense in connection with the Proposed Transactions, including the Glass House/Mercer Park Entities’ due diligence review of the Assets and the Equity, and the preparation of the Definitive Agreements. Therefore, in consideration of such expense, time, and efforts by the Glass House/Mercer Park Entities, for a period of sixty (60) calendar days following execution and delivery of this Letter of Intent or such earlier or later date that the Parties mutually agree in writing to the termination of negotiations concerning the Proposed Transactions (the “Exclusivity Period”), Glass Investments Projects agrees to not, and to cause its affiliates and Houweling and the CEFF Parties to not, and to cause each of his and their (including affiliates and CEFF Parties) respective, agents, equity holders, directors, managers, officers, affiliates, representatives, successors and assigns to not (individually an “Exclusivity Party”, and collectively, the “Exclusivity Parties”), directly or indirectly, commit to, agree to, enter into, or solicit, entertain, discuss, negotiate or encourage any inquiries, offers, or proposals concerning any purchase or sale of any interest in any or all of the Assets or the Equity or the sale, recapitalization, liquidation, financing, acquisition, merger or similar transaction of, involving or relating to all or any the Assets or the Equity (an “Acquisition Proposal”) from or with any other person or entity, other than the Glass House/Mercer Park Entities. Glass Investments Projects agrees, and will cause Houweling, to immediately notify the Glass House/Mercer Park Entities, if any Exclusivity Parly receives any unsolicited indications of interest, requests for information, or offers in respect of an Acquisition Proposal, and will communicate to the Glass House/Mercer Park Entities and in reasonable detail the terms of any such indication, request, or offer, and will provide the Glass House/Mercer Park Entities with copies of all written communications relating to any such indication, request, or offer. Immediately upon execution and delivery of this Letter of Intent, Glass Investments Projects will, and will cause Houweling to, terminate, and cause the Exclusivity Parties to terminate, any and all existing discussions or negotiations with any other person or group of persons other than the Glass House/Mercer Park Entities, their respective agents, representatives and affiliates regarding an Acquisition Proposal. In the event of any breach of this paragraph, the Glass House/Mercer Park Entities will be entitled to exercise all rights and remedies available at law and in equity.

January 25, 2021

Page Eight

Waiver:	Glass Investments Projects for itself, and on behalf of the Exclusivity Parties, irrevocably waives and releases (and in the case of Houweling, Glass Investments Projects will cause Houweling to irrevocably waive and release) any access to or claims against the funds in the “SPAC escrow account” established at the time of Mercer Park’s initial public offering.

Governing Law:	This Letter of Intent will be governed by and interpreted in accordance with the laws of the State of Delaware without regard to choice of law rules.

Expenses:	Each Party will be responsible for its own fees, costs and expenses in connection herewith and the negotiation of the Definitive Agreements, whether or not such Definitive Agreements are entered into.

Legal Effect:	The Parties understand that this Letter of Intent: (i) represents their current intentions with respect to the Proposed Transactions as outlined herein; (ii) except as otherwise provided in the Sections entitled “Confidentiality,” “Exclusivity,” “Waiver,” “Expenses,” “Governing Law,” “Legal Effect,” and “Miscellaneous” this Letter of Intent does not constitute a legally binding agreement to consummate the Proposed Transactions, an agreement to enter into a legally binding agreement with respect to the Proposed Transactions, an offer capable of acceptance, or an agreement to agree; and (iii) creates no legal or binding obligation on the part of any Party hereto except for the obligations set forth in subsection (ii) above, which will be binding upon the Parties upon execution of this Letter of Intent. Except for the obligations set forth in subsection (ii) above, legally binding obligations with respect to the Proposed Transactions will arise only upon the execution and delivery of the Definitive Agreements in the form and substance satisfactory to the Parties and their respective counsel.

January 25, 2021

Page Nine

Miscellaneous:	This Letter of Intent may be executed in any number of counterparts and any Party hereto may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same instrument. This Letter of Intent supersedes any prior written or oral understanding or agreements between the Parties related to the Proposed Transactions (however, any previously executed non-disclosure agreement or confidentiality agreement remains in effect according to its terms and will terminate as set forth therein). This Letter of Intent may be amended, modified, or supplemented only by written agreement of the Parties. Any dispute or claim arising under or related to this letter will be exclusively brought in the state or federal courts situated in Los Angeles County, California, and the parties expressly submit to the jurisdiction thereof and to venue therein.

We sincerely hope that you will accept this Letter of Intent as our best and final offer with respect to the Proposed Transactions, and look forward to working with you on the Proposed Transactions. If you understand and agree to the terms and conditions set forth in this Letter of Intent, please acknowledge your agreement by signing this Letter of Intent where indicated below and return an originally executed copy to me at your earliest convenience. This Letter of Intent and all terms and conditions contained herein will automatically expire and become null and void in all respects if not accepted by you and received by me by 5:00 p.m. PST on January 25, 2021, time being of the essence.

Very truly yours,

GH Group, Inc.

By:	/s/ Kyle D. Kazan
Name: Kyle D. Kazan
Title: Chief Executive Officer

Mercer Park Brand Acquisition Corp.

By:	/s/ Louis F. Karger
Name: Louis F. Karger
Title: CEO

January 25, 2021

Page Ten

AGREED AND ACCEPTED as of January 25, 2021:

Glass Investments Projects, Inc.

By:	/s/ Jeanette Lombardo
Name: Jeanette Lombardo
Title: Chief Executive Officer

January 25, 2021

Page Eleven

Exhibit A

Earnout Shares Value Formula (Examples)

(To be attached)

Houwelings Earnout
								Earnout Cap
								75.0

Adj EBITDA	Multiple		Total Valuation	Purchase Price	Closing Consideration	Capex	Total Invested	Total Earnout
75	3.50	x	263	130	100	40	270	-

85	3.50	x	298	130	100	40	270	28
85	3.50	x	298	130	100	45	275	23

95	3.50	x	333	130	100	40	270	63
95	3.50	x	333	130	100	45	275	58

100	3.50	x	350	130	100	40	270	75
100	3.50	x	350	130	100	45	275	75